Mail Stop 7010


March 1, 2006

Via U.S. mail and facsimile

Mr. Charles A. Carroll
Chief Executive Officer
Goodman Global, Inc.
2550 North Loop West, Suite 400
Houston, TX 77092

Re: 	Goodman Global, Inc.
Registration Statement on Form S-1
Filed February 6, 2006
File No. 333-131597

Dear Mr. Carroll:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please be advised that we may have additional comments on your registration statement after you file a pre-effective amendment containing pricing-related information. Since this information affects a number of disclosure items, you should allow a reasonable time for our review prior to requesting acceleration. In the course of our review we may raise issues relating to matters we had not previously commented upon. In addition, please be advised that you may not circulate copies of your prospectus until you have included an estimated price range and all other information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C.

2. Please provide us with copies of any artwork or other graphics you intend to use in your prospectus. Please be advised that we may have comments and you may want to consider waiting for our comments before printing and circulating these materials.

3. If necessary, please update your financial statements and related information to the year ended December 31, 2005.

Table of Contents, page i

4. We note the statement that investors should not rely on any information other than the information contained in your prospectus.
If you intend to use any free writing prospectuses, you should consider removing this statement when you have a section 10 prospectus ready since you will be liable for, and investors would also be entitled to rely upon, that information.

Market and Industry Data, page ii

5. Please relocate this section to a more appropriate location in your prospectus as the prospectus summary should immediately follow your prospectus cover page or the table of contents, as applicable.

6. We note the statements in the third and sixth sentences that certain information contained in your prospectus has not been verified. Please be advised that you are responsible for the entire content of your prospectus and you cannot include language that may be interpreted as a disclaimer of the information contained in your prospectus. Please revise to remove these statements.

Prospectus summary, page 1

7. The disclosure set forth in this section is very detailed and lengthy and provides too much information for summary disclosure. In this regard, we note that your disclosure includes detailed descriptions of your business, competitive strengths and growth strategy that are substantially similar to disclosures included in your Business section. This detailed information is better suited for the body of your prospectus. Your summary section should provide a brief overview of the most important aspects of your business and this offering. If you believe some of the disclosure is necessary, reduce the disclosure to a bullet point presentation, with one sentence per bullet point. Please revise accordingly.
8. Please revise to provide a more balanced description of your company and your business. For example, include a discussion of your weaknesses that is equally prominent as the discussion of your competitive strengths.

The offering, page 6

9. Please quantify the portion of the proceeds of this offering that will be received by insiders, including Apollo, your executive officers, your directors and other affiliates. In addition, please identify the number of directors affiliated with the insiders and disclose whether they voted to approve this offering.

Risk Factors, page 11

10. Please revise your risk factors to remove the phrases "we cannot assure," "there can be no assurance" and other similar phrases. The actual risk is that the event will occur, not your inability to prevent the event. See, for example and without limitation, risk factors two, three, six, eight, 13 and 15.

11. Item 503(c) of Regulation S-K states that issuers should not "present risk factors that could apply to any issuer or any offering." Certain of your risk factors could apply to most issuers.
See, for example and without limitation, risk factors 11, 13, 15 and
22. Please explain how these risk factors specifically apply to your company or this offering.

Changes in weather patterns and seasonal fluctuations..., page 11

12. We note the disclosure in the last sentence of the first paragraph. Please revise to quantify the negative impact of the hurricanes and tropical storms in 2004.

Significant increases in the cost of raw materials and components..., page 12

13. We note the disclosure in the last two sentences of the first paragraph. Please revise to quantify the increased costs you incurred as a result of the shortages.

A decline in our relations with our key distributors..., page 12

14. Please disclose the percentage of revenues derived through your independent distributors.

Damage or injury caused by our products..., page 13

15. We note the disclosure in the sixth sentence. Please disclose the amount of your reserve.
The cost of complying with laws relating to the protection..., page
14

16. Please revise to quantify, to the extent practicable, the risks discussed in this risk factor.

Our business operations could be significantly disrupted..., page
15

17. All companies rely on their key personnel. Please explain how this specific risk applies to your company. For example, do you lack employment contracts with any of your key personnel? Are any of your key personnel planning to retire or nearing retirement age? Is there tension between any of your key personnel and your board of directors?

Our business operations could be negatively impacted..., page 15

18. The risk described in the second paragraph appears to be a significant risk that should be disclosed under its own explanatory subheading. Please revise accordingly.

Cautionary notice regarding forward-looking statements, page 22

19. Please revise the first and second sentences of the last paragraph to eliminate the implication that you do not have responsibility under the federal securities laws for all information contained in your prospectus.

Use of Proceeds, page 23

20. Please disclose the amount of proceeds that you will use to redeem the Series A Preferred Stock.

21. To the extent you will use proceeds to repay indebtedness, please
disclose the interest rate and maturity of the indebtedness, and the
other information, if applicable, that is required by Instruction
4
to Item 504 of Regulation S-K.

Dilution, page 19

22. We note the disclosure in the second last paragraph. Please be advised that your comparative table should include the shares subject to outstanding stock options held by officers, directors, and affiliated persons, as it should also include shares these persons have the right to acquire. See Item 506 of Regulation S-K.
Please
revise accordingly.


Post transactions, page 45

23. We note the disclosure in the fifth paragraph regarding the covenants under the various debt agreements. Please disclose whether you were in compliance with these covenants as of the most recent practicable date.

24. We note the disclosure in the eighth paragraph regarding the adequacy of your resources to fund short-term liquidity. Please be advised that this section must also discuss the adequacy of your resources fund your long-term liquidity. See Instruction 5 to Item
303(a) of Regulation S-K.  Please revise accordingly.

Contractual obligations and commitments, page 48

25. Please update the contractual obligations table as of December 31, 2005. See Item 303(a)(5) of Regulation S-K.

26. Please confirm that you have no off-balance sheet arrangements that should be disclosed in accordance with Item 303(a)(4) of Regulation S-K.

Business, page 50

General, page 50

27. We note the disclosure in the fifth sentence of the first paragraph that you have been able to "sustain revenue growth throughout economic cycles" and the last sentence of the second paragraph that you have "consistent growth." However, it appears that your sales decreased between fiscal years 2000 and 2001. Please reconcile.

28. Please advise us as to the basis for the statement in the second last sentence of the first paragraph that you "have organically gained unit market share faster than any of [your] primary competitors..."

29. Please remove the last sentence of the last paragraph as it repeats the disclosure set forth in the last sentence of the second paragraph.

Distribution network, page 58

30. We note the disclosure in the last paragraph. Please disclose the nature of your relationships with these builders.



Research and development, page 61

31. Please disclose the information required by Item 101(c)(xi) of Regulation S-K.

Patents and trademarks, page 62

32. Please disclose when your intellectual property rights will expire or terminate. See Item 101(c)(iv) of Regulation S-K.

Environmental, health and safety matters, page 64

33. Please disclose the information required by Item 101(c)(xii) of
Regulation S-K.

Management, page 67

34. It appears that you intend to elect two new directors prior to the completion of this offering. In this regard, we note the disclosure under the heading "Board structure and composition" on page 70. Once these persons have been chosen or nominated to become directors, please provide all of the information required by Item 401(a) of Regulation S-K, as well as the consent required by Rule 438 of Regulation C.

35. Please confirm to us that you have disclosed the information required by Item 401(e)(2) of Regulation S-K for each officer and director listed in this section.

Board structure and compensation, page 70

36. We note that you will have three classes of directors upon the completion of this offering. Please identify the directors that will comprise each class and disclose the timing of elections for each class.

37. Please disclose the amount of the compensation that your non-employee directors receive, including additional amounts payable for committee participation.

Executive compensation, page 71

38. Please disclose the information required by Item 402(d) of Regulation S-K.

39. Please disclose the information required by Item 402(f) of Regulation S-K. In this regard, we note the disclosure set forth in
Note 10 to your annual financial statements.

Option grants in 2005, page 71

40. We note that you have no existing trading market for your common stock. With respect to calculating the potential realizable values, please refer to Instruction 7 to Item 402(c) of Regulation S-K. Please also refer to interpretation J.17. of the July 1997 Manual of
Publicly Available Telephone Interpretations, which states that you may use the mid-point of the offering price in calculating these values in lieu of using the fair market value on the date of grant.
Please also explain in reasonable detail the valuation method you elect to use in a footnote to the table. Please also comply with this comment with respect to the disclosure required by Item 402(d)
of Regulation S-K.

41. Please describe all material terms of the option grants to each of the named executive officers, including dates and conditions to exercisability. We note that the 2004 plan contemplates vesting schedules based on time and on performance.

Principal and selling shareholders, page 78

42. Please disclose how the selling stockholders received the shares to be offered for resale and any material relationship that the selling stockholders have had with your company in the prior three years. See Item 507 of Regulation S-K. Alternatively, please provide cross-references to this disclosure if it is located elsewhere in your prospectus.

43. If a selling stockholder is not a natural person, please (i) disclose the natural persons with dispositive voting or investment control of it, and (ii) advise us as to whether it is a broker-dealer or an affiliate of a broker-dealer. In addition:

* If a selling stockholder is a broker-dealer, please disclose that it is an underwriter; or

* If a selling stockholder is an affiliate of a broker-dealer, please disclose that (i) it purchased the registered shares in the ordinary course of business and (ii) at the time of the purchase it had no agreements or understandings, directly or indirectly, with any person to distribute the registered shares. If you cannot make these disclosures, please disclose that the selling stockholder is an underwriter.

44. Please expand your disclosure to identify each selling stockholder that plans to participate if the underwriters exercise the over-allotment option, whether in full or in part. In addition, please disclose the proportions in which each selling stockholder will sell additional shares if the over-allotment is exercised.
45. Please revise the table to separately identify each of the Goodman family trusts.

Certain relationships and related party transactions, page 80

46. Please disclose whether you have procedures for reviewing and pre-approving any transactions between you and your directors, executive officers and other affiliates.

Certain material U.S. federal income tax considerations..., page
85

47. Please revise this subheading to refer to "material," rather than
"certain material" income tax considerations.

48. We note the statement in the second sentence of the introductory paragraph that the "discussion is for general information only."
Please delete this statement, as it may suggest to investors that they cannot rely on the discussion.

Certain corporate anti-takeover provisions, page 91

49. Please revise this section to describe how each particular provision could have an anti-takeover effect.

Shares eligible for future sale, page 93

50. We note the disclosure under the heading "Rule 701" regarding the applicability of Rule 701 to "certain" outstanding options and other rights granted under your option plan. Please expand the disclosure in this section to discuss all securities exercisable or convertible into shares of your common stock.

Lock-up agreements, page 94

51. Please briefly describe the factors that J.P. Morgan will consider in determining to release shares from the lock-up agreements and whether J.P. Morgan has any current intention to release any shares.

Item 15. Recent sales of unregistered securities, page II-2

52. With respect to each transaction listed in this section, please clarify the specific exemption upon which you are relying.

53. Please provide us with a detailed analysis of the availability of the exemption in Rule 701 under the Securities Act with respect to each applicable transaction.

Item 16. Exhibits and financial statement schedules, page II-3

54. Please file as promptly as practicable each exhibit required by
Item 601 of Regulation S-K, in particular Exhibits 1.1 and 5.1. These exhibits and any related disclosure are subject to review and you should allow a reasonable period of time for our review prior to requesting acceleration.

55. Please file each of the following as an exhibit to your registration statement:

* The non-competition agreements referenced in the last paragraph under the heading "Employment Agreements" on page 72.

* The lease agreement referenced in the second paragraph under the heading "Payments from our subsidiary" on page 80.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Andrew Schoeffler, Staff Attorney, at (202)
551-
3748 or, in his absence, the undersigned at (202) 551-3760 with any questions.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Mr. Ben D. Campbell
General Counsel
Goodman Global, Inc.
2550 North Loop West, Suite 400
Houston, TX 77092

Mr. Gregory Ezring, Esq.
Mr. Raymond Y. Lin, Esq.
Latham & Watkins LLP
885 Third Avenue, Suite 1000
New York, NY 10022

Mr. Gerald S. Tanenbaum, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, NY 10005
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??

??

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Mr. Charles A. Carroll
Goodman Global, Inc.
March 1, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE